--------        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 FORM 4                       WASHINGTON, DC 20549
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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


     FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(h) OF THE INVESTMENT COMPANY ACT OF 1940

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1.   Name and Address of Reporting Person*

     Aitken,                          Timothy                M.
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     (Last)                           (First)             (Middle)

Allied Healthcare International Inc.
555 Madison Avenue, 30th Floor
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                                      (Street)

     New York,                        New York             10022
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     (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Allied Healthcare International Inc. (ADH)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4.   Statement for Month/Day/Year

     December 6, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chairman of the Board and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form Filed by One Reporting Person
     [ ]  Form Filed by More than One Reporting Person
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
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                      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                            2.                                   Securities Acquired (A) or      Beneficially   ship
                            Trans-     2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            action     Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Date       Execution    Code         -----------------------------   Reported       (D) or    Indirect
1.                          (Month/    Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Day/       any (Month/  ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  Year)      Day/Year)     Code     V      Amount      (D)    Price    and 4)         (Instr.4) (Instr.4)
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
Common Stock                12/6/02                  J(1)            11,367       A    $9.03(1)   715,625(2)       D
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Common Stock                12/6/02                  J(1)            11,366       A    $9.03(1)    11,366          I         (3)
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

                                                                          (Over)
                                                                     Page 1 of 2

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FORM 4 (continued)

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            Deemed   4.       Securities    Date              Securities        Price   Owned     ities:   In-
             cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      action   Date,    Code     of (D)        (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Right to
Funding Note
(right to
acquire
Funding Note
representing
the right to
acquire
Common Stock)
held by Mr.                                                                     Common
Aitken       $0.00(1)  12/6/02         J(I)           11,367   7/25/02  None    Stock     11,367            0
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Right to
Funding Note
(right to
acquire
Funding Note
representing
the right to
acquire
Common Stock)
held by
Aitken
(English)
Company                                                                         Common
Limited      $0.00(1)  12/6/02         J(I)           11,366   7/25/02  None    Stock     11,366            0
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
Explanation of Responses:

(1) On July 25, 2002, Allied Healthcare International Inc. (the "Company") consummated a reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK"). The net effect of the Reorganization was that TWUK became a wholly-owned subsidiary of the Company and all of the senior subordinated promissory notes (the "Promissory Notes") of Allied Healthcare (UK) were replaced by Series A Convertible Preferred Stock of the Company. The Reorganization was effected pursuant to a Reorganization Agreement (the "Reorganization Agreement"), dated as of April 24, 2002, as amended on May 16, 2002 and June 26, 2002, among the Company, Allied Healthcare (UK), TWUK and certain other persons. In the Reorganization, Mr. Aitken and Aitken (English) Company Limited, an affiliate of Mr. Aitken, were issued shares of Series A Convertible Preferred Stock of the Company in exchange for the principal amount of their Promissory Notes. In addition, as a result of the consummation of the Reorganization and pursuant to the provisions of the Reorganization Agreement, accrued and unpaid payment-in-kind ("PIK") interest through June 17, 2002 in the amount of (pound sterling) 65,176 (approximately $102,678 as of July 25, 2002) on the Promissory Notes held by each of Mr. Aitken and Aitken (English) Company Limited were exchanged for shares of Common Stock of the Company in accordance with the following procedure: (a) PIK interest on the Promissory Notes ceased to accrue as of June 17, 2002, the date specified in the Reorganization Agreement; (b) Allied Healthcare (UK) was obligated to issue to each of Mr. Aitken and Aitken (English) Company Limited a funding note ("Funding Note") in the principal amount of the accrued PIK interest on their Promissory Notes through June 17, 2002; and (c) when issued, each Funding Note was exchanged for shares of Common Stock of the Company at a ratio of 0.3488 shares of Common Stock for every (pound sterling) 2.00 in principal amount of Funding Note. In accordance with the foregoing, on December 6, 2002, Allied Healthcare (UK) issued Mr. Aitken a Funding Note in the principal amount of (pound sterling) 65,176 (approximately $102,678 as of July 25, 2002) and, on the same date, such Funding Note was exchanged for 11,367 shares of Common Stock. As a result of the foregoing, Mr. Aitken exchanged (pound sterling) 65,176 (approximately $102,678 as of July 25, 2002) in PIK interest for 11,367 shares of Common Stock of the Company, resulting in a purchase price of $9.03 per share of Common Stock. In addition, on December 6, 2002, Allied Healthcare (UK) issued Aitken (English) Company Limited a Funding Note in the principal amount of (pound sterling) 65,176 (approximately $102,678 as of July 25, 2002) and, on the same date, such Funding Note was exchanged for 11,366 shares of Common Stock. As a result of the foregoing, Aitken (English) Company Limited exchanged (pound sterling)65,176 (approximately $102,678 as of July 25, 2002) in PIK interest for 11,366 shares of Common Stock of the Company, resulting in a purchase price of $9.03 per share of Common Stock.

(2) Excludes 905,000 shares of Common Stock subject to options held by Mr. Aitken, 845,000 of which are exercisable as of the date hereof, and 87,200 shares of Common Stock issuable upon conversion of the 87,200 shares of Series A Convertible Preferred Stock of the Company held by Mr. Aitken. Also excludes 11,366 shares of Common Stock held by Aitken (English) Limited, an

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affiliate of Mr. Aitken and 87,200 shares of Common Stock issuable upon the conversion of the 87,200 shares of Series A Convertible Preferred Stock of the Company held by Aitken (English) Company Limited.

(3) By Aitken (English) Company Limited, an affiliate of Mr. Aitken.

             /s/ Timothy M. Aitken                         December 9, 2002
             --------------------------------------        ---------------------
             **Signature of Reporting Person               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).